UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                              :
          In the Matter of                    :
                                              :
     ENTERGY GULF STATES, INC.                :  CERTIFICATE PURSUANT TO
                                              :          RULE 24
          File No. 70-9751                    :
                                              :
 (Public Utility Holding Company Act of 1935) :
                                              :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf
States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

           In accordance with the terms of a Purchase Agreement (the "Purchase Agreement") dated November 20, 2002, between the Company and ABN AMRO Incorporated, Barclays Capital Inc., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Credit Lyonnais Securities (USA) Inc., Scotia Capital (USA) Inc., and SG Cowen Securities Corporation, as initial purchasers (the "Initial Purchasers"), the Company issued and sold on November 26, 2002, by private placement, to the Initial Purchasers $140,000,000 principal amount of its First Mortgage Bonds, 6% Series due December 1, 2012 (the "Bonds"), issued pursuant to the Sixty-second Supplemental Indenture (the "Sixty-second Supplemental Indenture") to the Company's Mortgage and Deed of Trust, as supplemented. The proceeds of such sale are to be used, together with the net proceeds from the issuance and sale on November 7, 2002 of $200,000,000 principal amount of First Mortgage Bonds, 5.20% Series due December 3, 2007 of the Company, to repay at maturity or redeem or repurchase prior to maturity the First Mortgage Bonds, 6.75% Series due March 1, 2003 of the Company and the First Mortgage Bonds, Floating Rate Series due June 2, 2003 of the Company.

     Attached hereto are:

          Exhibit A-2(c) -  Conformed copy of the Sixty-second
                            Supplemental Indenture.

          Exhibit A-3(b) -  Conformed copy of the Bonds.

          Exhibit B-9(c) -  Conformed  copy  of  the  Purchase
                            Agreement.

          Exhibit F-1(c) -  Post-effective opinion of  Orgain,
                            Bell  &  Tucker, L.L.P. counsel  to  the
                            Company.

          Exhibit F-2(c) -  Post-effective opinion of Mark  G.
                            Otts,  Senior  Counsel -  Corporate  and
                            Securities of Entergy Services, Inc., counsel to the Company.

          Exhibit F-3(c) -  Post-effective opinion  of  Thelen
                            Reid  &  Priest  LLP,  counsel  to   the
                            Company.


           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this the 6th day of December, 2002.


                                 ENTERGY GULF STATES, INC.



                                 By:  /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer